Mail Stop 6010
Via Facsimile and U.S. Mail

October 6, 2005

Mr. Jeffrey W. Henderson
Chief Financial Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, OH 43017

> **Re: Cardinal Health, Inc.**
> **Form 10-K for June 30, 2005**
> **File No. 1-11373**

Dear Mr. Henderson:

We have limited our review of your filings to those issues addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for June 30, 2005

Management's Discussion and Analysis

1. You discuss the business model transition in your pharmaceutical distribution business to fee-for-service arrangements, yet we do not see disclosure of:

   - The different nature of these arrangements including their terms and how you are compensated;
   - The effects/expected effects on historical/future operations, cash flows and financial position of these arrangements including on a quantitative basis to the extent known.

- The reason and manner that the transition to a fee-for-service model will reduce earnings volatility, which you disclose will be the result of the adoption of this model; or
- Your accounting policies for recording and classifying in your financial statements amounts received and costs incurred under these new arrangements.

Please provide us the above information in disclosure-type format.

2. Beginning on page 33 you state "As part of the transition to fee-for-service terms, certain of the new distribution service agreements entered into with branded pharmaceutical manufacturers continue to have an inflation-based compensation component to them. Arrangements with certain other branded manufacturers still continue to be solely inflation based. If branded pharmaceutical price inflation is lower than the Company has anticipated, its operating results could be adversely affected with respect to its current exposure to contingent fee-based compensation in its Pharmaceutical Distribution business. More fully explain to us in disclosure-type format the reasonably likely effects of this known uncertainty on future operations, cash flows and financial position.

3. You identify critical accounting policies requiring significant estimates such as vendor reserves and income tax reserves. We believe that the focus of this disclosure should be on the estimate identified as critical rather than the accounting policy. For each critical accounting estimate, please provide us, in disclosure-type format, management's analysis of how the estimate has affected your results of operations for each period presented, and how the variability that is reasonably likely to result from application of each critical accounting estimates may affect your future operations. Refer to Release 33-8350.

4. Please provide us a revised contractual obligation table that includes interest on debt because we believe that interest is part of that contractual obligation.

Financial Statements

Note 1. Accounting Investigations and Restatement

5. With respect to the SEC formal investigation and your accrual of $25 million during fiscal 2005, please tell us how you have complied with the requirement of paragraph 10 of FAS 5 that requires you to either

a)disclose an estimate of the amount of possible loss or range of loss above the amount accrued, or b)state that an estimate cannot be made.

Note 3. Summary of Significant Accounting Policies - Revenue Recognition

Pharmaceutical Distribution and Provider Services

6. To help us understand the reasons why you distinguish between "Bulk" and "Non-Bulk" revenues in your disclosures to investors, please tell us:

   - Why you are highlighting "Bulk Revenue for investors herein and in MD&A where you disclose "Bulk Revenue" amounts for each period;
   - For each characteristic, provide us a complete description and chronology of the flow of product from the manufacturer, to/through you and to your customer so that we may fully understand what each characteristic is and why it warrants highlighting "Bulk Revenue" for investors as a different class of revenue from "Non-Bulk Revenues;" and
   - Any other characteristics of "Bulk Revenue" that distinguishes it from "Non-Bulk Revenues."

7. Please clarify for us whether deliveries to customer warehouses of products where you act as an intermediary in the ordering and delivery of pharmaceutical products that you record gross as discussed in the paragraph following the list of "Bulk Revenue" characteristics represents the same deliveries described in the first bullet of "Bulk Revenue" characteristics list. If it is not the same, please provide us a complete explanation to understand the difference. In order to help us understand your conclusion that you act as principal for these deliveries, describe for us the form of these transactions and the rights and obligations of the parties involved. Also, provide us a thorough analysis of how your presentation of the gross amount of these product sales as revenues complies with EITF 99-19. In your response, explicitly analyze each of the EITF 99-19 indicators for gross reporting and explain to us why you believe the weight of these indicators dictate gross reporting. As part of, but not in place of, your analysis of the primary obligor indicator, tell us (A) whether your customers have ever looked to the supplier for the acceptability of the products purchased, including, but not limited to, the quantity, quality, and/or return rights of purchased products, and (B) if not, what causes them to look to you for fulfillment in light of the fact that they appear to have some level of direct interaction with the supplier, who is also the manufacturer of the products they purchased.

Note 18. Segment Information

8. Explain to us why you do not present any disclosure required by paragraph 37 of FAS 131 for your Pharmaceutical Distribution segment.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant